Ask FUNDING
money when it matters

[redacted]

09046060

SEC Mail Processing Section
MAY 12 2009
Washington, DC
101

01 May 2009 **SEC No. 82-34925**

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Impact Capital Ltd

SUPPL

Dear Sir/ Madam,

The attached papers relate to submissions by the Company, under Rule 12g3-2(b) in respect to the month of April 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

5/18

P 1800 587 827
F 1300 727 390

PO Box 7111
Riverside Centre,
Brisbane Qld 4001

This product is issued by Ask Funding Limited. ABN 22 094 503 385

BRISBANE SYDNEY MELBOURNE PERTH AUCKLAND

1800justask.com.au

22 April 2009

The Manager
Company Announcements
Australian Securities Exchange
20 Bridge Street
Sydney NSW 2000

Via Facsimile: 1300 135 638

Dear Sir / Madam

RE: NOTICE OF INITIAL SUBSTANTIAL HOLDER

Please find attached Form 603 relating to ASK Funding Limited (ASX:AKF).

A copy of same has been sent to the Company.

Yours faithfully

Brendan Lyle

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme:	ASK FUNDING LIMITED
ACN/ARSN:	094 503 385

1. Details of substantial holder (1)

Name:	Mr Brendan Dennis Lyle
ACN/ARSN (if applicable):	N/A
The holder became a substantial holder on	7 April 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	3,533,839	3,533,839	5.42%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Brendan Dennis Lyle	BENEFICIAL	3,533,839

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
BRENDAN DENNIS LYLE	BRENDAN DENNIS LYLE	BRENDAN DENNIS LYLE	3,533,839

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
BRENDAN DENNIS LYLE	7/04/2009	$30,000.00		200,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BRENDAN DENNIS LYLE	PO BOX R1758 ROYAL EXCHANGE NSW 1225

Signature

print name BRENDAN LYLE capacity

sign here date 22/4/2008

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

ASK FUNDING LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**31 MARCH 2009**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	2,209	7,201
	(b) Fee income	265	682
1.2	Payments to suppliers for		
	(a) staff costs	(670)	(2,193)
	(b) advertising and marketing	(132)	(476)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(374)	(1,237)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	23	83
1.5	Interest expense and other costs of finance paid (note 3)	(792)	(3,431)
1.6	Income taxes paid	(496)	(1,812)
1.7	Other	-	-
	Net operating cash flows	**33**	**(1,183)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**33**	**(1,183)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	(120)
	(e) plant and equipment	(3)	(10)
	(f) other non-current assets	-	(79)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	58
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(4,884)	(23,935)
	(b) loans repaid by customers	7,910	24,908
	(c) payments for loans assigned by a third party	-	-
	Net investing cash flows	**3,023**	**822**
1.14	**Total operating and investing cash flows**	**3,056**	**(361)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	4,000
1.18	Repayment of borrowings	(2,000)	(2,000)
1.19	Dividends paid	-	-
1.20	Other – transaction costs (note 5)	-	(238)
	Net financing cash flows	**(2,000)**	**1,762**
	Net increase (decrease) in cash held	**1,056**	**1,401**
1.21	Cash at beginning of quarter/year to date	1,712	1,366
1.22	Exchange rate adjustments to item 1.20	0	1
1.23	**Cash at end of quarter**	**2,768**	**2,768**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 4 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	Transaction costs incurred represent amounts paid to financiers, professional advisors and to taxation authorities in respect of additional debt facilities and financing strategy.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	157
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	55,500	47,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,768	1,712
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement	-	-
	Total: cash at end of quarter (item 1.23)	**2,768**	**1,712**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* *(delete one)*~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: ..24 April 2009....
(Director/~~Company secretary)~~

Print name: ....RUSSELL TEMPLETON.......

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Ask FUNDING money when it matters

ASX / MEDIA RELEASE **28 April 2009**

ASK FUNDING ANNOUNCES RETIREMENT OF DIRECTOR

The Directors of Ask Funding Limited advise that Mr John Laurie will not stand for re-election at the Company's Annual General Meeting to be held in November 2009. Mr Laurie will retire from the Board at the conclusion of the Directors meeting to be held immediately prior to the Annual General Meeting.

Mr Laurie joined the Board in August 2004 as an independent non-executive Director. Mr Laurie has also served as Chairman of the Remuneration Committee and as a member of the Nomination Committee and the Audit Committee.

Ask Funding Limited Chairman, Mr Ken Rich, said "I would like to thank Mr Laurie for his service to Ask Funding and acknowledge his significant contribution to the company's performance and strategic development".

Mr Rich also said "We have commenced the process of identifying a suitably experienced director to replace Mr Laurie and will provide further updates as this search progresses".

ABOUT ASK FUNDING

Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850